Exhibit 99.3

TRANSCRIPT OF INVESTOR PRESENTATION

Slide 1 – Investor Presentation [00.00]

Hari: Hi, my name is Hari Krishnan, and I’m the CEO and MD of Property Guru. Thank you so much for your interest in our company, we look forward to a brief introduction to our Group, and what our offering is about today.

Slide 2 – Disclaimer [00.15]

Hari: Please do take the time to look at our disclaimer later, and the material is available in the data room.

Slide 3 – Presenters [00.21]

Hari: By way of a quick introduction, as I said, I’m Hari, I’m the CEO and MD of PropertyGuru. I’ve been a lifelong technologist – I started my career in the Silicon Valley, I spent time in India and here in Singapore, and the vast majority of my career has been spent in the digital transformation of multiple industries. Starting with music, then travel and recruitment and now obviously with the real estate industry. Immediately prior to PropertyGuru, I was hired to set up LinkedIn’s business initially in India, then across Asia Pacific – entering mainland China, Japan, Australia, and across the region. I joined PropertyGuru about 5 and a half years ago, taking over from our core founders at the time, and I’ve been on a journey of transforming our business from within, to a high-performing, classifieds business, but also product diversified, and a true property technology business, as we see ourselves today, and into the future. A big part of that transformation has been the quality and depth of our executive team – we have a management team that has deep experience with building digital businesses right here in Asia. And one of these executives that I’ve been able to convince to join me on this journey is our CFO, Joe Dische – so I’m going to hand it off to Joe right now to introduce himself.

Joe: Hi, my name’s Joe Dische, the CFO of Property Guru. I’ve been with the company for 3 years, looking after finance, corporate and strategy. My story is – I started in KPMG in London in a variety of locations, my last 7 years has been in Asia, 4 years before joining PG, I worked at ASX-listed iCar Asia. Why I moved to Property Guru? Fantastic brand put together, enormous successive monetization they’ve had, and the fantastic team that has been built. My journey with Property Guru has been around professionalizing a really well-run private company, getting it ready to be listed – several M&A since I’ve been here and capital raises as well. I’m really proud of the position the company’s in, and I’d like to pass over to Daniel.

Daniel: Thanks very much Joe, Hi – I’m Daniel, Daniel Wong, I’m the CEO of Bridgetown – it’s our honour to be able to work with PropertyGuru. Bridgetown 2 is actually a joint venture between Pacific Century Group and Thiel Capital, so I lead the venture investment and M&A activities at Pacific Century Group. In Pacific Century Group, we have operations all over Southeast Asia – it is such a great honour to be able to work with one of the foremost property tech companies in Southeast Asia. I myself, apart from M&A and venture investment, am also responsible for corporate finance for the group companies of Pacific Century and the venture investment portfolio. With that, I want to pass it on to Matt, our Chairman, to give a brief introduction of himself.

Matt: Thanks Daniel, nice to see everybody, thanks for joining us today. My name’s Matt Danzeisen, I’m Chairman of Bridgetown 2, I run a lot of Thiel Capital’s efforts in Asia, starting with Japan, then Korea, and have done a number of investments in Southeast Asia as well. If we flip over to the next slide on page three, here’s a little about the two sponsors behind Bridgetown.

Slide 4 – Overview of Bridgetown 2 Holdings Limited [03.53]

Matt: At Thiel Capital, we are the family office of Peter Thiel. He’s done a number of investments and is known as one of the most prominent tech investors in the world right now. You can see some examples of some of our investments – we have a really strong strength in fintech and consumer facing brands, starting with Paypal, which Peter founded. Pacific Century has been a huge name in Asia – starting with its experience in the telecoms sector, it has expanded into the insurance sector as well. There are a number of companies that you can see on this slide, which have been put together with FWD Insurance, which is a really strong and emerging brand in the region. The 2 groups came together to focus on Southeast Asia and we thought that bringing our international brands to the market would be enormously helpful in raising capital and raising the prominence of some of the really fantastic tech companies in the region, such as Property Guru. It’s one of the fastest growing regions in the world, we think that it can really parallel what we have seen in China in terms of growth of the Internet sector. Basically everybody in the region has a mobile phone, their daily usage is almost the highest in the world, and the digital economy in the region is supposed to reach 300 billion by 2025. There is tremendous upside to that, it’s a fantastic story, it represents an open economy, and a fusion between US technology and Asian technology. I’ll hand it back to Hari now to describe a little more about the company.

Slide 5 – Investment Thesis [05.47]

Hari: To start with, I thought I’d give you a little bit of context on the region in which Property Guru does business. Matt did a good job talking about a little of it, but we have a vibrant, increasingly affluent property seeker audience who will drive property sector growth for the foreseeable future – but we’ll talk a bit more about that in a few slides. We do see this as an optimal time to invest into these markets, and for you to capitalize on the growth coming from these markets as they recover from the Covid pandemic. In the 4 years prior to the Covid period, we as a business delivered a compounded growth rate of about 25% and have seen increasing operational profitability coming into that period as well. During Covid period, as most of the world has gone into lockdown – what this means is that construction sites have shut down, booking offices have been shut down, the real estate sector has faced some very real headwinds, we saw an opportunity and we have started to drive faster digital transformation. In 2020-2021, we have launched 2 new businesses – we launched PropertyGuru Finance Business, which we will describe in a few slides, in Singapore; and we launched an immersive content experience called FastKey Story-telling, which helps real estate developers market and sell their offerings across borders even when all of us were in lockdown. In addition to this, we have still been acquisitive – we acquired a large property data business in Malaysia called MyProperty Data, and then we did a larger acquisition of REA’s businesses in Malaysia, Thailand – more on that in a second. Suffice to say that we felt that investing in this period was important, because we would then be best positioned to monetize in the post-Covid period. What has been consistent throughout our most recent history in particular, has been our market leadership – a large addressable market, a proven business model – it’s 25 years old – and a seasoned management team.

Slide 6 – Our Vision: To be the trusted advisor to every person seeking property [07.52]

Hari: We are a purpose-driven business at PropertyGuru, and what drives all our decision-making is our vision – our vision is to be the trusted advisor to every person seeking property. This is a high bar – to build trust in an industry which has been traditionally opaque, has not had as much digital transformation as it should, is a high ambition – but something we are determined to pursue.

Slide 7 – PropertyGuru at a Glance [08.17]

Hari: Some headline numbers to get us started. For PropertyGuru this year remains a year affected by Covid – despite this, we delivered a little over 75 million US dollars in terms of top-line revenue – and as we forecast into the future, we forecast growing the business with a compounded annual growth rate of 29%. Now, this growth rate does not include any additional revenue that would come as a result of listing proceeds and investments. Joe will walk you through some of our thinking when it comes to our revenue bridge in a few slides. In this period though, we continue to see a declining net loss for the business, and our adjusted EBITDA will be positive (corrects to “has been positive”) in CY19 and CY20. First and foremost, we operate in a region with a large total addressable market – a little over 8 billion dollars in total. And what gives us confidence in monetizing this TAM is the fact that we are a strong number 1 player in 4 priority markets – and our unit economics are strong. 74% of our traffic is organic – in other words, we don’t need to pay for that traffic. We have over 2.8 million monthly real estate listings, over 37 million monthly property seekers and almost over 50,000 active agents. All of these are industry leading numbers for our part of the world.

Slide 8 – Our Journey [09.38]

Hari: So a little bit of a trip down the memory lane. PropertyGuru was founded in Singapore in 2007, in a pre-iPhone era. Before there were apps, there was PropertyGuru in Singapore. We have subsequently expanded in 2011 – about a decade ago – we expanded into Malaysia, Indonesia and Thailand, and then into Vietnam in 2016 and 2018. Throughout this period, we have also been smart with supporting our organic growth with some precise surgical acquisitions which have helped build out the business. I joined this journey at the tail end of 2015, early 2016, as mentioned earlier on, and I’ve been driving digital transformation of our business going forward. I’m proud to say that coming into this period, we continue to be backed by fantastic private equity investors – both TPG Capital and KKR are main investors in the group. Both have doubled down on their investments as recently as in 2020, neither of them have sold a single share. As we get to the transaction details, you’ll see there’s also a 100% rollover in this particular transaction – so we continue to receive a great vote of confidence from them. But just a month or so ago, we also announced a phenomenal acquisition, and I’m going to spend a slide just talking about that.

Slide 9 – Acquisition of REA Group’s Malaysian and Thai Assets [10.56]

Hari: That was the acquisition of the assets of the businesses of REA Group in Malaysia and Thailand. REA Group requires no introduction to all of you – it’s one of the market leading PropTech companies, it’s the market leader down in Australia, a public-listed business of high market capitalization, driven tremendous shareholder returns for a significant period as a listed business. This transaction for Property Guru means that in addition to Singapore and Vietnam, Malaysia is now a 3rd large growth market that Property Guru can attack with confidence. The deal was both revenue and adjusted EBITDA accretive to the business, and allows us to drive not just strong top-line growth as we will demonstrate in a few slides, but also increasing profitability coming out of Malaysia. And then significantly as well, we are delighted to welcome REA Group on to our share register. They are expected to have an 18% stake upon closing. The deal has been signed, and we expect closing to happen at some point in Q3.

Slide 10 – 1. Our Market Opportunity [11.55]

Hari: So let’s talk a little bit about the market opportunity for Property Guru.

Slide 11 – PropertyGuru Today: A Proven Model with 3 Macro Tailwinds [11.57]

Hari: We have a proven business model – digital marketplaces have proven to be simply the most efficient means to drive economic activity within the property sector, whether in North America, Western Europe, Japan or in Australia, we’ve seen fantastic businesses that have done so in the last several decades. Apart from this market-proven model, Southeast Asia has 3 macro tailwinds that I want to call your attention to. The first is urbanization – we are halfway through a decade of urbanization, during which over 50 million people are going to move into the cities and towns in our 5 major countries. Those countries are Singapore, Vietnam, Malaysia, Thailand and Indonesia. In addition to this urbanization, we are going to see a massive emergence of a middle class – increasing purchasing power, with over 60% growth of GDP per capita during this decade. As these people move to the cities with increasing affluence, they are also coming as digital natives. As Matt and I mentioned earlier on, we are going to see over 200 [million] people move online in this decade. Hence, we have urbanization, middle class expansion and digitalization. All the perfect conditions for a digital marketplace to take off.

Slide 12 – Offline-to-Online Migration Provides Runway for Growth [13.13]

Hari: What we are seeing is another interesting trend – while real estate advertising has moved to online in droves, just benchmarked us against the US and UK – 2 markets in which real estate advertising has moved from 30% being online to north of 90% in the case of Australia. What we are seeing in our markets, even in the most advanced economy, Singapore – we are about a decade behind them. As you can see, even in 2025, we estimate that in Singapore only about 64% of real estate advertising will be online. So what’s holding this back? A part of this delay has been to do with a generational shift – old generations of real estate advertisers and developers who are less sophisticated with digital solutions step aside and bring in the next generation. You’re seeing more digital adoption. But that is a rather simplistic explanation. The other point is that unlike in the West, our businesses in the real estate sector lack digital transformation within the enterprise. This creates a unique opportunity for PropertyGuru in our part of the world.

Slide 13 – PropertyGuru Tomorrow: Go Broad to Go Deep [14.18]

Hari: See, if you look at our business model – right at the center – the nucleus, if you like – is the PropertyGuru marketplace. It’s a business model everyone is familiar with – the real estate listings marketplace. When you look at 4 large stakeholders groups – real estate agents, property developers, banks and valuers and property seekers/sellers, we see the lack of digitalization for each of these stakeholders as an opportunity. In each case, we believe that digitalization of their work flows is both necessary to drive marketplaces and a great opportunity to capitalize on and monetize. We already offer software solutions to real estate agents, developers and valuers in our markets – to help them digitise their workflows and I’ll talk about that in a few slides. But a lot of our growth and expansion of the TAM is going to come from digitalizing such workflows, in addition to the marketplace. A good way to think about this: the marketplace provides transparency between the stakeholders, the operating system model provide efficiency within their own workflows.

Slide 14 – Go-to-Market Strategy [15.26]

Hari: And so that is the perfect bridge to our total addressable market. I’ll start with the red circle at the center of it all – we have a ~US$2.3 billion TAM when it comes to agent and developer marketing. This is monetized through our consumer marketplaces and marketing solutions offered to developers, Joe will introduce this to you in a few slides. In addition to this, we have over US$2bn of opportunities in FinTech and Data combined – and those are opportunities we are already beginning to attack. In the FinTech business, we are focusing on mortgage leads and property insurance. For data services businesses, something similar to a core logic which existed in the US, Australia and other markets, simply does not exist in our part of the world – there is no single source of truth about real estate data, and we see this as a unique opportunity given our strong market share and our data technology capability sets. An immediate adjacency beyond that, in solutions we don’t have, are operating systems for our developers as well as home services solutions such as contractor services and moving services – these are things we do intend to approach in the mid-term.

Slide 15 – 2. Our Business Overview [16.39]

Hari: At this point, I’m going to hand it over to Joe who’s going to give a bit of an introduction to our business.

Slide 16 – Integrated Revenue Model with Recurring Subscription Benefits [16.43]

Joe: Thanks Hari. So we’re talking a little about our revenue model. We’ve had 3 customer types – agents/agencies, developers which we put into marketplaces, financial institutions which we classify into FinTech. On the agent side, we assist with bringing buyers and sellers together, developers are enabled to advertise their new projects, and mortgage marketplace will have people looking for mortgages which the banks can fulfill. In terms of our models with agents, we have 2 types. We have a subscription-based model which is in all our markets other than Vietnam, enabling them to list within their subscriptions and purchase depth products, which enable them to be featured or become more prominent on the site. In Vietnam, we’ve a pay per listing model.

Slide 17 – Agent Subscription Packages [17.40]

Joe: This next slide illustrates the packages available in Singapore, probably 2 things to flag here – first of all, as we go up in subscription package – the range of services and depth of services that are available increase, this enables us to bring on more junior agents at one price point, and then upgrade them to greater levels of tools. For those really serious agents, they’re on the “Premier” and “Business” category with access to all of the functionality, particularly those Premium features around data, which would prove very useful to successful agents.

Slide 18 – Developer Products [18.22]

Joe: Going into more detail for the developer products, on the left hand side, we have awards and events. This is a business we acquired some years ago and very much integrated in. We actually offer these across our core markets and also in the other markets across Southeast Asia, which you can see listed on the left. And then we have our digital advertising solutions as well – brand advertising and lead generation campaigns, Fastkey, and sales process automation software, and then we have things such as Marketing as a Service, which enables us to take all of the advertising budget from a developer and allocate that across a variety of media channels in order to harvest leads.

Slide 19 – FinTech Enabling Frictionless Home Financing [19.11]

Joe: And then, on to our FinTech offering. Our mission statement here is to enable frictionless home financing. We started this in Singapore on the broker side so we’ve our own broker team, we launched this a year ago and our mortgage book is now S$1 billion, which is impressive given our short time frame. Our longer-term objectives are to fully digitize that process, and to move up the value chain as well – so things like refinancing and insurance, and eventually down the line, also white-labelling – in order to deliver a high-value and fully integrated offering to our customers.

Slide 20 – Data Business: Building Trust through Transparency [19.56]

Hari: Our data business provide a fantastic opportunity to Property Guru Group. As I mentioned earlier, there is no single source of truth when it comes to consumer demand data, transaction data etc in our markets. And we see this as an opportunity to help digitize the property sector. We’ve already taken some steps down that path. When it comes to reference price data in countries without official records, or data science and technology capabilities – we’ve already started to make small inroads. We see a much larger opportunity as we build a stand-alone data business. We’ve started down this path through some smart M&A in end 2020 as well as early 2021 focused in Malaysia, one of those markets which has pioneered a lot of the work when it comes to the property data sector. Both MyProperty Data, a standalone business that we acquired, as well as Bricks, which was part of the REA business in Malaysia, are fantastic additions to the portfolio and we are in the process of integrating those businesses. When you think about our growth strategy, it is everything from valuation management system for valuers and banks, something that is obviously old news in the US, but is something that still does not have massive options in our part of the world. But we also include things such as automated valuation solutions for banks and property owners, and property market intelligence that can be made dynamic and via a fee – all of these is going to be part of our roadmap.

Slide 21 – Technology Innovation Enhances Market Leadership (AI) [21.21]

Hari: When we talked about our technology innovation over the last several years, there are 3 pillars. The first one is AI – we made our first inroads into data science in 2016, started shipping Machine Learning solutions as of 2018, these are just 2 examples of that – personalization, recommendation of listings based on your search behavior, it’s much harder in real estate as compared to other sectors such as e-commerce, because the criteria that people have when it comes to selecting real estate is far wider. But then you have some uniquely Asian problems, such as image moderation – making sure that agents moving from offline to online don’t take those bad offline behavior online. So we’ve got a machine learning solution built on Google’s TensorFlow platform, and that allows us to give feedback and training to agents within milliseconds as they upload images to our platform. This not only improves the experience of property seekers, but also improves the efficacy and performance of listings for agents, all of this enabled through Artificial Intelligence.

Slide 22 – Technology Innovation Enhances Market Leadership (Immersive Content) [22.23]

Hari: The 2nd pillar is Immersive Content, and in Immersive Content, we have built some true pioneering solutions. One example is Property Guru Lens. Property Guru Lens is a market defining product – it is a product that uses the iPhone and smartphone cameras specifically, it uses the iOS app and PropertyGuru’s own proprietary data (geospatial information) – essentially you hold up your iOS devices, you point it at a building, and using Augmented Reality one can see the listings available in the building. This kind of solution makes total sense for a mobile-first economy, like we have here in Southeast-Asia. To see more about this, we’ve included a video in our Data Room that talks about our Immersive Content products – please do check it out. Another example of Immersive Content is Storyteller, a product that we actually expedited to the market once Covid has hit us in early 2020. Storyteller is a product that allows potential buyers to explore properties and neighborhoods virtually – when you were in the middle of a full lockdown here in Singapore, it allowed our clients to market to potential buyers as far away as mainland China using FastKey Storyteller – It’s able to show them what the neighborhood looks like, as well as connect to a back-end booking engine built on FastKey (the enterprise software product I’ll talk about in a second) – hence having an end-to-end solution, which has everything all the way from immersive experience to booking. Another immersive content example is PropertyGuru Green Score, a pioneering product as our company is passionate about sustainability – I’ll come back to this topic after a few slides. We built a product called the PropertyGuru Green Score which we rolled out a few months ago – essentially for every project in Singapore, we have a Green Score. This is based on a number of criteria, including proximity to public transportation, access to green spaces and a few other criteria – including whether they have won any green awards either from the government or from PropertyGuru’s own critiera, something we are very passionate and excited about.

Slide 23 – Technology Innovation Enhances Market Leadership (Enterprise Software) [24.32]

Hari: After AI and Immersive Content, our 3rd pillar for innovation is Enterprise Software. OS or operating systems as I mentioned earlier will become a big part of our growth going forward, and with FastKey we already have a fantastic product which over the last several years has been transforming sales process automation within real estate developers, right here in Southeast Asia. It’s an end-to-end solution that does everything from sales collateral delivery, digitalization of document generation, real-time bookings management and it also connects to an agents marketplace. It allows developers with under-construction real estate to connect to potential buyers in other markets or in the same market – to turn on and off sales channels that are performing, to have transparency in the efficacy of their sales channels. One big difference between Southeast Asia and some of the developed economies in the West – we are in a part of the world where most of the real estate opportunities is in primary real estate. There are new apartment blocks and townships being built in every major city for all the people who are urbanizing. And for those under-construction real estate projects, there is great opportunity for sales process automation software.

Slide 24 – Agent & Developer Business [25.40]

Hari: When you look at our marketplace businesses across the 5 key markets in which we operate, as you can see, we entered Singapore in 2007 and our most recent market was Vietnam in 2016. There is sizeable TAM when it comes to the consumer-market-based business alone – each of them approaching half a billion USD. What you can’t see is that from 2020-2025, we are seeing tremendous growth coming out of markets such as Vietnam and Malaysia and Thailand – and we continue to see strong growth coming out of Singapore, but we can see that revenue contribution mix changes significantly from 2020-2025.

Slide 25 – #1 Market Positions [26.21]

Hari: And what’s driving the strong monetization is our market position – in Singapore we are a market leader and have been so for the best part of a decade, in Vietnam we are a strong market leader as well with 65% market share which is over twice the size of our closest peer. In Malaysia – after having acquired REA’s assets we are a strong number one , occupying north of 90% of the market. In Thailand as well where we are approaching 60% market share and twice the size of the number two player. You can see that across Singapore, Vietnam and Indonesia, a vast majority of our traffic is organic – meaning in Singapore for instance, we are only paying for 16% of our traffic, 84% of it is organic. That is how strong the quality of our content is, as indexed by search engines such as Google, but also direct traffic coming into our apps and website. In Malaysia and Thailand, we have been competing directly with a number of competitors. In the case of Malaysia – directly with iProperty, which was the asset of REA – as a result of that, paid marketing has been a larger component of our strategy there – but now through the acquisition, we can back off from the paid marketing strategy and see much of an approach towards the Singapore and Vietnam levels of organic traffic in Malaysia and Thailand – our next 2 exciting markets that are going to drive both revenue growth and profitability.

Slide 26 – Our Green Progress Report [27.47]

Hari: We talked about our green approach as a business – sustainability is core to the company and we started from within. If you look at the left side of the slide, Property Guru offices starting in early 2020 moved towards becoming green offices – we’ve done a number of practices which has allowed for our employees and families to change their behavior and focus on becoming more sustainable. We rolled out green travel policies prior to Covid lockdown, and we have already commenced with a carbon footprint audit – which is underway as we speak. Once we have conclusion of that, obviously, we shall take remedial actions for our business. But it not just within Property Guru – as we deal with over 35 million property seekers every month, we felt that we need to drive the change as a market leader. We’ve published over 100 pieces of unique content via our editorial team, including “how to” pieces within households, green projects, home loans and a number of different sustainability projects. As spoken on a TedX forum, our consumer sentiment survey often now talks about sustainability practices. We’ve launched a Green Score as mentioned earlier, and even in our awards business, we’ve seen an almost 50% increase in developers submitting entries to Green categories. PropertyGuru will drive the change within the sustainability sector, and sustainability as a choice for the property sector in Southeast Asia.

Slide 27 – 3. Our Growth Strategy [29.14]

Hari: When it comes to our growth strategy,

Slide 28 – Strategic M&A [20.17]

Hari: I want to first talk about our track record of M&A. We plan to look at smart, surgical acquisitions going into the future to supplement our strong organic growth. What we have done for the past several years, is to demonstrate that we can not only acquire businesses, but also ensure fantastic returns against these. In the appendix of this particular deck, we actually go into further detail on these acquisitions and how they continue to drive returns for the business. But as you can see, everything from FastKey to the awards system, Batdongsan, to the recent acquisition of REA Group’s assets in Malaysia and Thailand, acquisitions have allowed us to augment our strong organic growth in markets such as Singapore and Thailand.

Slide 29 – Our Core Strategic Focus Aided by Expanded TAMS = A Long Runway for Growth [30:03]

Hari: And if you look into our business and the bridge to the long-term, before I hand over to Joe to walk through our financials, really, there are 3 pillars of growth. First and foremost, for agents – we see strong growth for average revenue per agent (ARPA growth) through depth products, the discretionary products that agents can opt to buy – we are continuously innovating them for our Asian consumers and we believe that we can drive strong penetration and we have a good track record of doing so. In our growth markets, there is increasing acquisition of new agents. Hence, agent revenue is definitely going to be one lever of growth. The second lever would be the developer business. As I mentioned, primary real estate is a big part of the opportunity here. Performance-focused value solutions – solutions that drive performance for developers would be one lever (of growth). Operating systems and FastKey would be big parts of growth, and offline-to-online migration – which is still getting started in key markets such as Vietnam and Thailand – is going to be another part of growth. The last lever would be TAM expansion – expanding in the near-term into the FinTech and Data Services, as Joe described earlier; and then in the mid-term, into developer operating system services and home services – allow us to continue to expand into this TAM. We already have the credibility, we have the market share, we have the “mind” share in terms of our customers and property seekers – we see a fantastic opportunity to monetize all of these. Now, I’ll let Joe speak to you about our financials.

Slide 30 – Financials [31.42]

Slide 31 – Group Financials Overview [31.45]

Joe: On the left hand side of the slide, you can see our revenue – the last 2 years, and then our forecast period. As you can see, we actually have a very strong period of growth leading up to the Covid era – about 25% CAGR, 4 years leading up. Obviously Hari talked about some challenges during the Covid period, but we are really growing very strongly into the forecast period – this is a combination of a strong Covid recovery and the success of the integration of the Malaysian business, and all the investments that we’ve made, hence illustrating strong organic revenue growth over the period. On the EBITDA side – and we’re going into more detail here – you can see also the profitability in the pre-Covid period, and then a conscious decision to invest hard into CY20 and particularly CY21, to enable us to emerge as winners from the Covid period at a time when our competitors were not investing, we’ve invest hard into marketing and particularly in tech products in order to really set ourselves apart, with the capacity to show really strong operating leverage and profitable growth in the later periods as you can see on the graph.

Slide 32 – Pro Forma Revenue Bridge [33.09]

Joe: And here’s our revenue bridge, mapping ourselves across the year 2020 to 2025. CY21 is definitely a recovery year for us where there is still certainly headwinds and lockdowns in various markets, we’re still predicting strong year-on-year revenue growth of 22% – actually 19% up year-to-date in May, which serves as a strong indicator of success for this year. And into the later periods, you can see the 44% growth year-on-year in CY2022, we have strong revenue growth that has bounced back from the Covid period and our investment in Malaysia paying off as well. Moving into CY23 and CY24, really very strong organic growth through there. And you notice that Singapore which starts off with 57% of revenue drops back to 32% of revenue – not that it’s not growing strongly, but the other segments have grown really well, so we become less reliant on Singapore and spread the revenue across multiple segments including Data and FinTech.

Slide 33 – Singapore Marketplace: Recurring Revenue with Growing Yield [34.23]

Joe: Just to zero in a little more on Singapore – as mentioned before, we have a strong recurring revenue base there with the subscription business, and this has been really strong during the Covid period. See in CY19 and CY20 – we still grew our average revenue per agent. On the right hand side, you can see our renewal rates – these were a little lower during the Covid period due to the element of uncertainty – but they rebounded to record high levels through the period post-Covid and all the way up till today. So it really strong indicator of the underlying strength of the Singapore business.

Slide 34 – Group Adjusted EBITDA Before HQ Costs [35.10]

Joe: And here we have EBITDA – just to mention, this is adjusted EBITDA before headquarter costs, share-based payments, and one-off related costs, to really show the underlying performance of the business standalone. As you can see, really strong CAGR growth from 2019 to 2023, 20% overall as we really start to emerge from the challenges of Covid, and then really accelerating that growth, really showing strong operating leverage in those later periods and really gaining profitable EBITDA in all parts of the business, particularly parts such as Data & FinTech, and Malaysia really showing a strong impact on overall EBITDA in CY25 forecast period.

Slide 35 – 5. Transaction Overview [36.05]

Slide 36 – Transaction Overview [36.09]

Joe: And now to move to the transaction itself. Some key points and numbers on this page, few things I’d like to mention – firstly, there is 100% rollover by the existing Property Guru shareholders – none of our investors are selling down at all. Secondly, just to talk about the PIPE – currently US$100mm of PIPE, which is underpinned by 20% from REA (the assets bought in Malaysia and Thailand), and they have an additional option exercise of US$32mm as well. So, the PIPE is really underpinned by a strong strategic investor. And also the amount of cash we have on our balance sheet – c.US$393 million as seen on the bottom right. This truly enables us to be in a strong position to do good pieces of M&A in the TAM areas that Hari focused on in the future, and grow revenue and profitability.

Slide 37 – Indicative Pro Forma Ownership [37.11]

Joe: Just going to mention about our pro-forma ownership. TPG and KKR are still very strong large shareholders along with REA. In subsequent period, reduction state just caused/by dilution through the de-SPAC process but no shares have been sold in the process.

Slide 38 – Valuation Benchmarking [37.40]

Joe: And finally here, on some value benchmarking. We have some international peers here – in Australia, and UK and Europe – probably on the left-hand side, compared with our peers, we’re in the early stages of offline to online, and we have a strong CAGR going through into FY23. On the right-hand side, benchmarked here would be valuation metrics, and obviously, it is relatively conservative in comparison to some of the peers listed on this page.

Slide 39 – Appendix [38.19]

Joe: In our appendix, we have a variety of additional information regarding the Group, we also outline the experiences of the board and management team – great to have a look. On behalf of the management team of PropertyGuru, we are extremely excited about the opportunities in the company, and very excited about the timing – the emergence from Covid and the broader emergence of tech in Southeast Asia.

-Jump in slides-

Slide 52 – Risk Factors [38.46]

Joe: We really welcome any questions…

Slide 53 – Risk Factors (Cont’d) [38.47]

Joe: …and on behalf of Property Guru, thank you for your time and your interest today.